UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Gamida Cell Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M47364100

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+ 44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. AI Gamida Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes 2,581,746 Ordinary Shares that are beneficially owned by Clal Biotechnology Industries Ltd. and its subsidiaries.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,581,746 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,581,746 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,581,746 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 132,638,514 Ordinary Shares issued and outstanding as of November 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,581,746 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,581,746 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,581,746 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 132,638,514 Ordinary Shares issued and outstanding as of November 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,581,746 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,581,746 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,581,746 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 132,638,514 Ordinary Shares issued and outstanding as of November 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,207,369 shares
	8	SHARED VOTING POWER 1,374,377 shares
	9	SOLE DISPOSITIVE POWER 1,207,369 shares
	10	SHARED DISPOSITIVE POWER 1,374,377 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,581,746 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 132,638,514 Ordinary Shares issued and outstanding as of November 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Bio Medical Investment (1997) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,374,377 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,374,377 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,377 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 1,207,369 Ordinary Shares that are beneficially owned by Clal Biotechnology Industries Ltd.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 132,638,514 Ordinary Shares issued and outstanding as of November 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,581,746 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,581,746 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,581,746 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 132,638,514 Ordinary Shares issued and outstanding as of November 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. AI Biotechnology LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes 2,581,746 Ordinary Shares that are beneficially owned by Clal Biotechnology Industries Ltd. and its subsidiaries.

CONTINUATION PAGES TO AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D is being filed by AI Gamida Holdings LLC (“AI Gamida”), Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Bio Medical Investment (1997) Ltd. (“Bio Medical”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Original Reporting Persons”) and AI Biotechnology LLC (“AIB” and, together with the Original Reporting Persons, the “Reporting Persons”, and each, a “Reporting Person”), in respect of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of Gamida Cell Ltd. (the “Issuer”).

The Schedule 13D filed by the Original Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 9, 2018, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on July 3, 2019, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on May 22, 2020, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 8, 2022, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the SEC on June 10, 2022, Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the SEC on November 15, 2022, Amendment No. 6 to the Schedule 13D filed by the Reporting Persons with the SEC on April 4, 2023, Amendment No. 7 to the Schedule 13D filed by the Reporting Persons with the SEC on April 25, 2023 and Amendment No. 8 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2023 (together, the “Schedule”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 9. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule. This Amendment No. 9 is the final amendment to the Schedule and is an exit filing for the Reporting Persons.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a), (b) and (c) to the Schedule is hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

2,581,746 Ordinary Shares may be deemed to be beneficially owned by CBI, including (i) 1,207,369 Ordinary Shares owned directly by CBI and (ii) 1,374,377 Ordinary Shares owned directly by Bio Medical, which is a wholly owned subsidiary of CBI. CBI may be deemed to share voting and investment power over the shares held directly by Bio Medical because it controls that entity. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange.

1,374,377 Ordinary Shares are owned directly by Bio Medical, which is a wholly owned subsidiary of CBI.

Each of AIH, Access LLC, AIM and Mr. Blavatnik may be deemed to share voting and investment power over the Ordinary Shares deemed to be beneficially owned by CBI (including the shares held directly by Bio Medical) and the Ordinary Shares owned directly by AIB because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC controls a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns AIB, (v) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (vi) AI SMS owns a majority of the equity of AI Diversified Holdings Ltd. (“Holdings Limited”),

(vii) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (viii) Access AI wholly owns Clal Industries Ltd. (“CI”), and (ix) CI is the controlling shareholder of CBI. Each of the Reporting Persons (other than, (x) solely with respect to the securities held directly by CBI, CBI, (y) solely with respect to the securities held directly by Bio Medical, Bio Medical and (z) solely with respect to the securities held directly by AIB, AIB), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by CBI, Bio Medical and AIB.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On November 9, 2023, AI Gamida sold 46,974 Ordinary Shares at a weighted average price of $0.6371 in open market transactions.1

On November 10, 2023, AI Gamida sold 225,207 Ordinary Shares at a weighted average price of $0.6030 in open market transactions.2

On November 13, 2023, AI Gamida sold 71, 456 Ordinary Shares at a weighted average price of $0.6004 in open market transactions.3

On November 13, 2023, CBI sold 300,000 Ordinary Shares at a weighted average price of $0.5907 in open market transactions.4

On November 15, 2023, AI Gamida sold 334,810 Ordinary Shares at a weighted average price of $0.3602 in open market transactions.5

On November 16, 2023, AI Gamida sold 321,553 Ordinary Shares at a weighted average price of $0.3313 in open market transactions.6

On November 17, 2023, AI Gamida sold 852,055 Ordinary Shares at a weighted average price of $0.3114 in open market transactions.7

On November 20, 2023, AI Gamida sold 1,897,945 Ordinary Shares at a weighted average price of $0.2783 in open market transactions.8

On November 20, 2023, AIB sold 3,111,111 Ordinary Shares at a weighted average price of $0.2356 in open market transactions.9

The disclosure in Item 5(e) to the Schedule is hereby amended and supplemented as follows:

(e) On November 20, 2023, AIM and Len Blavatnik each ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Ordinary Shares.

[1]

The shares were sold in multiple transactions ranging from $0.62 to $0.64, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

The shares were sold in multiple transactions ranging from $0.60 to $0.64, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

The shares were sold in multiple transactions ranging from $0.60 to $0.61, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

The shares were sold in multiple transactions ranging from $0.57 to $0.60, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

The shares were sold in multiple transactions ranging from $0.34 to $0.38, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

The shares were sold in multiple transactions ranging from $0.32 to $0.36, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[7]

The shares were sold in multiple transactions ranging from $0.31 to $0.33, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8]

The shares were sold in multiple transactions ranging from $0.22 to $0.32, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[9]

The shares were sold in multiple transactions ranging from $0.22 to $0.26, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.14	Joint Filing Agreement, dated as of November 20, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2023

AI GAMIDA HOLDINGS LLC	By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Assaf Segal
Name: Assaf Segal
Title: Chief Executive Officer

/s/ Liat Nissan
Name: Liat Nissan
Title: Vice President – Finance

BIO MEDICAL INVESTMENT (1997) LTD.	/s/ Assaf Segal
Name: Assaf Segal
Title: Director

/s/ Liat Nissan
Name: Liat Nissan
Title: Director

AI BIOTECHNOLOGY LLC		By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

*
Name: Len Blavatnik

* The undersigned, by signing his name hereto, executes this Amendment No. 9 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

	By:	/s/ Alejandro Moreno
Name: Alejandro Moreno Attorney-in-Fact